Exhibit 4.12

Phil Hodkinson

c/o BT Centre

81 Newgate Street

London

EC1A 7AJ

21 November 2011

Dear Phil,

I am writing to confirm that the Board has agreed to extend your appointment for three years from 1 February 2012. Your appointment will continue in all other respects on the terms set out in your letter of appointment dated 21 February 2011 including, in particular, that either you or the Board may give the other at least three months’ written notice to terminate the appointment at any time.

As agreed by the Board at its meeting in November 2011, you will cease to be Chairman of the Audit & Risk Committee with effect from 1 January 2012 but will continue as a member, and you will become Chairman of the Equality of Access Board with effect from 14 January 2012. You will, from the 1 January 2012, receive £62,000 a year for your services as a director and £15,000 as a member of the Audit & Risk Committee. In addition, you will receive a fee of £72,500 as Chairman of the Equality of Access Board with effect from 14 January 2012. All other committee fees remain unchanged.

Please sign the attached copy of this letter to confirm your acceptance of this extension and return a copy to me.

Yours sincerely,

/s/ Andrew Parker

A J PARKER

To:	Andrew Parker
Company Secretary

I accept this extension of my appointment on the above terms.

/s/ Phil Hodkinson	14/12/2011
Phil Hodkinson	Date